555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
May 20, 2025	Houston	Tel Aviv
	London	Tokyo
Via EDGAR	Los Angeles	Washington, D.C.
Madrid

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re: StandardAero, Inc.

Registration Statement on Form S-1

Filed May 19, 2025

(File No. 333-287398)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, StandardAero, Inc. (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-287398) be accelerated to 5:00 p.m. Washington D.C. time on May 21, 2025, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-2258.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht
of LATHAM & WATKINS LLP

cc:	Patrick H. Shannon, Latham & Watkins LLP
Christopher M. Bezeg, Latham & Watkins LLP